Exhibit 99.1

News Release

December 21, 2018

TELUS receives approval for renewal of normal course issuer bid

Vancouver, B.C. — TELUS Corporation (TELUS) has received approval from the Toronto Stock Exchange (TSX) for a new normal course issuer bid (2019 NCIB) commencing on January 2, 2019 to purchase and cancel, when and if considered advisable, up to $250 million in shares over the next 12 months.

The new NCIB will permit the purchase of up to 8 million TELUS shares (1.34 per cent of its outstanding shares as at December 17, 2018) for an aggregate purchase price of up to $250 million from January 2, 2019 to January 1, 2020 through the facilities of the TSX, the New York Stock Exchange (NYSE) and alternative trading platforms or as otherwise permitted by applicable securities laws. The maximum number of shares that can be purchased during the same trading day on the TSX is 234,452 shares (being 25 per cent of the average daily trading volume for the six months ended November 30, 2018, which was equal to 937,808 shares), subject to certain exceptions for block purchases. As of December 17, 2018, TELUS had 598,672,678 shares issued and outstanding.

Shares purchased through the facilities of the TSX, NYSE or alternative trading platforms will be purchased at market price. TELUS may also purchase shares privately pursuant to exemption orders from applicable securities regulatory authorities, and such purchases will generally be at a discount to the prevailing market price.

Our 2018 NCIB, for which we had received approval to purchase up to 8 million shares for an aggregate purchase price of up to $250 million, concluded on November 12, 2018 with TELUS having purchased, in the same manner as the new NCIB, 2,066,070 shares or 0.35 per cent of our outstanding shares for $100 million at an average price of approximately $48.32 per share.

TELUS may enter into automatic share purchase plans (ASPP) with a broker to permit TELUS to purchase shares under its NCIB during internal blackout periods. Such purchases would be at the discretion of the broker based on prearranged parameters. Subject to TSX approval, the ASPP may be implemented on January 2, 2019, and from time to time thereafter.

TELUS’ Board of Directors believes that any purchases made under the NCIB will be in the best interest of TELUS and that such purchases will constitute an attractive investment opportunity that should enhance the value of the remaining shares.

Forward-Looking Statements

This news release contains statements about future events and plans at TELUS (the Company) that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and predictions and are subject to inherent risks and uncertainties. There is significant risk that the forward-looking statements will not prove to be accurate. The forward-looking statements contained in this news release describe the Company’s expectations at the date of this news release and, accordingly, are subject to change after such date. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future events to differ materially from the assumptions and predictions expressed in the forward-looking statements. Specifically, there can be no assurance as to how many shares, if any, will ultimately be acquired by TELUS under its 2019 NCIB. Accordingly, this news release is subject to the disclaimer and qualified by the assumptions, qualifications and risk factors referred to in the third quarter 2018 Management’s discussion and analysis, in the 2017 annual report, especially Sections 9 and 10, and in other TELUS public disclosure documents and filings with securities commissions in Canada (on SEDAR at sedar.com) and in the United States (on EDGAR at sec.gov), including factors such as the competitive environment, economic performance in Canada, the Company’s earnings and free cash flow, the Company’s levels of capital expenditures and spectrum licence purchases, and regulatory decisions and developments, all of which, may affect the Company’s ability or decision to purchase shares under its 2019 NCIB. Except as required by law, TELUS disclaims any intention or obligation to update or revise forward-looking statements, and reserves the right to change, at any time, at its sole discretion, its current practice of updating annual targets and guidance.

About TELUS

TELUS (TSX: T, NYSE: TU) is one of Canada’s largest telecommunications companies, with $14.1 billion of annual revenue and 13.3 million subscriber connections, including 9.2 million wireless subscribers, 1.8 million high-speed Internet subscribers, 1.3 million residential network access lines and 1.1 million TELUS TV customers. TELUS provides a wide range of communications products and services, including wireless, data, Internet protocol (IP), voice, television, entertainment, video and home and business security. TELUS is also Canada’s largest healthcare IT provider, and TELUS International delivers business process solutions around the globe.

For more information about TELUS, please visit telus.com.

For more information, please contact

Investor Relations

Ian McMillan

(604) 695-4539

ir@telus.com

Media Relations

Francois Gaboury

(438) 862-5136

Francois.Gaboury@telus.com